BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2022To: 30 June 2022

Balance of unallotted securities under scheme(s) from previous return: 514,780

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 500,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 36,489

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 978,291

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5972

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 January 2022To: 30 June 2022

Balance of unallotted securities under scheme(s) from previous return: 103,414

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 100,592

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 2,822

Name of contact:                                          Hitomi Hibino

Telephone number of contact:020 7166 5972

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2022

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2022To: 30 June 2022

Balance of unallotted securities under scheme(s) from previous return: 465,853

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 808,401

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 657,452

Name of contact:                                          Hitomi Hibino

Telephone number of contact:020 7166 5972

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2022

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2022To: 30 June 2022

Balance of unallotted securities under scheme(s) from previous return: 705,310

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 43,540

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 661,770

Name of contact:                                          Hitomi Hibino

Telephone number of contact:020 7166 5972